United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 22, 2025		Director of Investor Relations

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

The Board of Directors ("BoD") met on 22nd of May 2025, at 3:00 p.m., by electronic deliberation, pursuant to Article under the terms of Art. 12, paragraph 1 of the Bylaws of Vale S.A. ("Vale"), with the members of the Board of Directors Daniel André Stieler ("DS") – Chairman ("PCA"), Marcelo Gasparino da Silva – Vice-Chairman ("MG"), André Viana Madeira ("AM"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), João Luiz Fukunaga ("JF"), Manuel Lino Silva de Sousa Oliveira ("OO"), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RCF"), Shunji Komai ("SK") and Wilfred Theodoor Bruijn ("WB"). The work was secretariat by Luiz Gustavo Garioli Gouvêa ("LGG"). Therefore, the Board of Directors resolved on the following matter: "**ISSUANCE OF INCENTIVIZED DEBENTURES** – With a favorable opinion from the Capital Allocation and Projects Committee and without any reservation from the Fiscal Council, the Board of Directors unanimously approved **(i)** pursuant to item (XIV) of article 14 of the Bylaws of Vale and paragraph 1 of article 59 of Law No. 6,404/1976, the issuance by Vale of simple, non-convertible debentures, unsecured, in 3 series, in the total amount of R$6,000,000,000.00, with terms of 7, 10, and 12 years ("Debentures" and "Issue", respectively) that will be subject to a public offering for distribution in the Brazilian market, under the rite of automatic registration of the distribution of securities, pursuant to article 26, item IV, paragraph (a) of the Resolution of the Brazilian Securities and Exchange Commission No. 160/2022, of Law No. 6,385/1976 and other applicable legal and regulatory provisions ("Offer"), based on the main terms and conditions described in Exhibit I to these Minutes, which will be detailed and regulated within the scope of the "*Private Instrument of Deed of Issuance of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Distribution Registration Rite, of the Eleventh Issue of Vale S.A.*" ("Deed of Issue"); **(ii)** the execution, by Vale, of any and all instruments (and any amendments) necessary and/or convenient for the execution, formalization and/or implementation of the Issue and the Offering, including, without limitation, **(ii.a)** the Deed of Issue, to be executed between Vale and the fiduciary agent indicated in Exhibit I, and their respective amendments, including to establish the definitive rate corresponding to the interest on each series of Debentures; and **(ii.b)** the "*Agreement for the Coordination and Public Distribution of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, of the Eleventh Issue of Vale S.A.*", to be entered into between Vale and the coordinators indicated in Annex I; and **(iii)** the practice of all other acts necessary and/or convenient for the realization, formalization and/or implementation of the Issue and the Offer."

VALE

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

I attest that the above resolution reflects the decision taken by the Board of Directors.

Rio de Janeiro, RJ, May 22nd, 2025.

Luiz Gustavo Garioli Gouvêa
Secretary of the Meeting

Annex

Summary of the Terms and Conditions for the Eleventh Issue of Simple, Non-Convertible Debentures, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Distribution Registration Rite, of Vale S.A.

Allocation of Resources	The funds obtained by the Company from the Issuance will be fully, solely and exclusively, allocated to the investment projects detailed in the Deed of Issue, considered a priority under the terms of article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), of Decree No. 11,964, of March 26, 2024 ("Decree 11,964"), and Ordinance of the Ministry of Transport No. 689, of 17 July 2024.
Issue Number	The Debentures represent the Company's eleventh issue of debentures.
Total Issue Amount	The total amount of the Issue will be R$6,000,000,000.00 (six billion reais), on the Issue Date (as defined below), being (i) R$2,000,000,000.00 (two billion reais), on the Issue Date, for the First Series Debentures (as defined below); (ii) R$ 2,000,000,000.00 (two billion reais), on the Issue Date, for the Second Series Debentures (as defined below); and (iii) R$ 2,000,000,000.00 (two billion reais), on the Issue Date, for the Third Series Debentures (as defined below).
Series	The Issuance will be carried out in 3 (three) series, as follows: 1. the first series consisting of 2,000,000 (two million) Debentures ("First Series Debentures"); 2. the second series consisting of 2,000,000 (two million) Debentures ("Second Series Debentures"); and 3. the third series consists of 2,000,000 (two million) Debentures ("Third Series Debentures").
Distribution	The Debentures will be subject to the Offering, under the terms of the Distribution Agreement, with the intermediation of the Coordinators, under the regime of firm guarantee of placement, in relation to all the Debentures, carried out under the rite of automatic registration of public offerings for the distribution of securities, targeting professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30") ("Professional Investors"). Partial distribution will not be accepted within the scope of the Offer. The Issuance and the Offering may not have their value and/or amount of Debentures increased under any circumstances, and therefore there is no option for an additional lot and/or additional lot of Debentures, pursuant to the sole paragraph of article 50 and article 51, both of CVM Resolution 160.
Negotiation	The Debentures will be deposited for trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operated by B3 S.A. – Brasil, Bolsa, Balcão ("B3"), with the trades being financially settled through B3 and the Debentures being held in electronic custody at B3. Since the Company qualifies as an EFRF and the Debentures are intended exclusively for Professional Investors, the Debentures may only be traded in the regulated securities markets (i) between Professional Investors, at any time; (ii) between qualified investors, as defined pursuant to Articles 12 and 13 of CVM Resolution 30 ("Qualified Investors"), after three (3) months from the date of disclosure of the announcement of the closing of the Offering, pursuant to Article 76 of CVM Resolution 160 ("Closing Notice"), considering the *status* Issuer of Large Market Exposure held by the Company, under the terms of the regulations in force; and (iii) to the investing public in general, after six (6) months from the date of disclosure of the Closing Notice, pursuant to the provisions of article 86, item I, of CVM Resolution 160. The restrictions on the trading of the Debentures provided for herein cease to be applicable if the Company carries out a subsequent offering of debentures issued by the Company to the investing public in general and subject to the ordinary registration procedure of public offerings for the distribution of securities provided for in Article 28 et seq. of CVM Resolution 160, subject to the provisions of Article 86, Paragraph 4 of CVM Resolution 160.
Collection of Investment Intentions	The Coordinators will organize a procedure for collecting investment intentions, pursuant to Article 61, paragraphs 2 and 4, and Article 62, sole paragraph, of CVM Resolution 160, without receiving reserves, without minimum or maximum lots, for verification, with the Company, of the demand for the Debentures and the placement of the Debentures as provided for in the Deed of Issue ("Bookbuilding Procedure"). No Bookbuilding Procedure will be adopted for the formation of the Remuneration (as defined below), and the Remuneration will be fixed (*fixing procedure*) on the date of the Bookbuilding Procedure and ratified under the terms of the Deed of Issue. The result of the procedure for setting the Compensation will be (i) ratified by means of an amendment to the Deed of Issue, to be executed prior to the date of granting of the registration of the Offer by the CVM, without the need for any additional corporate resolution of the Company or general meeting of Debenture Holders; and (ii) disclosed through the Commencement Announcement (as defined below), pursuant to Article 13 of CVM Resolution 160, within one (1) Business Day after its definition.
Subscription Tenor	Subject to (i) the compliance with the requirements set forth in the Deed of Issue and the provisions of the Distribution Agreement; (ii) the granting of the registration of the Offering by the CVM; and (iii) the disclosure of the announcement of the commencement of the Offering, pursuant to Article 59, paragraph 3, of CVM Resolution 160 ("Commencement

	Announcement"), the Debentures shall be subscribed, at any time, within one hundred and eighty (180) days from the date of disclosure of the Commencement Announcement, limited to the Deadline of the Firm Guarantee provided for in the Distribution Agreement; pursuant to article 48 of CVM Resolution 160.
Issue Date	For all legal purposes, the date of issue of the Debentures will be May 15, 2025 ("Issue Date").
Profitability Start Date	For all legal purposes and effects, the start date of the profitability of the Debentures of each series will be the 1st (first) Subscription Date (as defined below) of the respective series ("Profitability Start Date").
Form, Type and Proof of Ownership	The Debentures will be issued in nominative, book-entry form, without the issuance of cautions or certificates, and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper (as defined below), and, additionally, with respect to the Debentures that are held in electronic custody at B3, as the case may be, the statement will be issued by this statement in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures.
Conversibility	The Debentures will be simple, that is, they will not be convertible into shares issued by the Company.
Type	The Debentures will be unsecured, pursuant to article 58 of the Brazilian Corporation Law, without guarantee and without preference.
Term and Due Date	Except for the cases of early redemption of the Debentures, as applicable, and/or early maturity of the obligations arising from the Debentures, under the terms set forth in the Deed of Issue, the term: 1. of the First Series Debentures will be of seven (7) years, counted from the Issue Date, maturing, therefore, on May 15, 2032 ("First Series Maturity Date"); 2. of the Second Series Debentures will be ten (10) years, counted from the Issue Date, maturing, therefore, on May 15, 2035 ("Second Series Maturity Date"); and 3. of the Third Series Debentures shall be twelve (12) years, counted from the Issue Date, maturing, therefore, on May 15, 2037 ("Third Series Maturity Date").
Nominal Face Value	The Debentures will have a unit face value of R$1,000.00 (one thousand reais), on the Issue Date ("Unit Face Value").
Quantity	Six million (6,000,000) Debentures will be issued, subject to the provisions of item "Series" above.
Subscription Price and Payment Form	The Debentures will be subscribed and paid in cash, in local currency, at the time of subscription ("Payment Date"), at the Unit Face Value, in accordance with the settlement rules applicable to B3. If any Debenture of a series is paid in on a date other than and after the Profitability Start Date of the respective series, the payment shall consider its Updated Unit Face Value (as defined below) plus the Remuneration (as defined below) of the respective series, calculated *pro rata temporis* from the Profitability Start Date of the respective series until the respective date of its effective payment. The Debentures may be subscribed with a premium or discount, to be defined, as the case may be, at the time of subscription of the Debentures, at the sole discretion of the Coordinators, by mutual agreement between the Coordinators, provided that it is applied equally to all the Debentures of the same series paid in on the same date, provided that there will be no change in the total costs (*all-in* cost) of the Company, set out in the Distribution Agreement.
Monetary Update	The Unit Face Value of the Debentures or the balance of the Unit Face Value of the Debentures, as the case may be, will be monetarily adjusted by the accumulated variation of the Extended National Consumer Price Index ("IPCA"), published monthly by the Brazilian Institute of Geography and Statistics ("IBGE"), calculated exponentially and cumulatively *pro rata temporis* per Business Days, from the Profitability Start Date of the respective series (inclusive) until the date of its effective payment (exclusive) ("Monetary Adjustment"), and the proceeds of the Monetary Adjustment shall be automatically incorporated into the Unit Face Value of the Debentures or the balance of the Unit Face Value, as the case may be ("Updated Unit Face Value"), and calculated in accordance with the formula to be provided for in the Deed of Issue.
First Series Remuneration	Over the Updated Unit Face Value of the First Series Debentures there will apply pre-fixed remunerative interest corresponding to the internal rate of return of the Treasury Public Bond IPCA+ with Semiannual Interest (new denomination of the National Treasury Note, Series B – NTN-B) ("Treasury IPCA+"), maturing on August 15 of 2032, which shall be the indicative quotation disclosed by ANBIMA, at the close of the market on the day of the Bookbuilding Procedure, exponentially increased by a surcharge of -0.50% (negative fifty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("First Series Remuneration"), from the Date of Commencement of the Profitability of the First Series Debentures or the date of payment of the immediately preceding First Series Remuneration, as the case may be, until the date of effective payment. The calculation of the First Series Remuneration will be carried out according to the formula provided for in the Deed of Issue.
Second Series Remuneration	Over the Updated Unit Face Value of the Second Series Debentures will apply pre-fixed remunerative interest corresponding to the internal rate of return of the Treasury IPCA+,

	maturing on May 15, 2035, which shall be the indicative price disclosed by ANBIMA, at the close of the market on the day of the Bookbuilding Procedure , plus exponentially a surcharge of -0.50% (negative fifty hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Second Series Remuneration"), from the Date of Commencement of the Profitability of the Second Series Debentures or the date of payment of the immediately preceding Second Series Remuneration, as the case may be, until the date of effective payment. The calculation of the Second Series Remuneration will be carried out according to the formula provided for in the Deed of Issue.
Third Series Remuneration	Over the Updated Unit Face Value of the Third Series Debentures will apply pre-fixed compensatory interest corresponding to the internal rate of return of the Treasury IPCA+, maturing on May 15, 2035, which shall be the indicative price disclosed by ANBIMA, at the close of the market on the day of the Bookbuilding Procedure , exponentially increased by a surcharge of -0.47% (negative forty-seven hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days ("Third Series Remuneration", and, together with the First Series Remuneration and the Second Series Remuneration, "Remuneration"), from the Beginning Date of the Profitability of the Third Series Debentures or the date of payment of the immediately preceding Third Series Remuneration, as the case may be, until the date of effective payment. The calculation of the Third Series Remuneration will be carried out according to the formula provided for in the Deed of Issue.
Payment of Remuneration	Without prejudice to payments as a result of Optional Early Redemption, Optional Extraordinary Amortization of Debentures, Optional Early Redemption Offer, Optional Acquisition, as applicable, and/or early maturity of the obligations arising from the Debentures, under the terms set forth in the Deed of Issue, to: 1. Remuneration of the First Series will be paid semiannually from the Date of Issue, with the first payment due on November 15, 2025, and the other payments always due on the 15th of the months of May and November of each year, until the Due Date of the First Series, according to the payment schedule contained in the Deed of Issue; 2. Remuneration of the Second Series will be paid semiannually from the Date of Issue, with the first payment due on November 15, 2025, and the other payments due always on the 15th of the months of May and November of each year, until the Due Date of the Second Series, according to the payment schedule contained in the Deed of Issue; and 1. Remuneration of the Third Series will be paid semiannually from the Date of Issue, with the first payment due on November 15, 2025, and the other payments always due on the 15th of the months of May and November of each year, until the Due Date of the Third Series, according to the payment schedule contained in the Deed of Issue.
Amortization of the Balance of the Updated Unit Face Value	Without prejudice to payments as a result of Optional Early Redemption, Optional Extraordinary Amortization of the Debentures, Optional Early Redemption Offer, Optional Acquisition, as applicable, and/or early maturity of the obligations arising from the Debentures, under the terms set forth in the Deed of Issue: 1. the Updated Unit Face Value of the First Series Debentures will be amortized in one (1) single installment, on the First Series Maturity Date; 2. the Updated Unit Face Value of the Second Series Debentures will be amortized in one (1) single installment, on the Second Series Maturity Date; and 2. the Updated Unit Face Value of the Third Series Debentures will be amortized in one (1) single installment on the Third Series Maturity Date.
Payment Location	Payments related to the Debentures and any other amounts eventually owed by the Company under the terms of the Deed of Issue shall be made by the Company at maturity using, as the case may be: (i) the procedures adopted by B3 for the Debentures held electronically held therein; and/or (ii) the procedures adopted by the Bookkeeper for the Debentures that are not held in electronic custody at the B3.
Extension of Deadlines	The deadlines for the payment of any obligation provided for in the Deed of Issue will be considered automatically extended until the 1st (first) subsequent Business Day, if its maturity coincides with a day that is not a Business Day, and no increase to the amounts to be paid will be due. For the purposes of the Deed of Issue, "Business Day" means (i) with respect to any pecuniary obligation made through B3, any day other than a Saturday, Sunday or a national holiday; and (ii) with respect to any non-pecuniary obligation provided for in the Deed of Issue, any day on which commercial banks are open in the City of São Paulo, State of São

	Paulo, and in the City of Rio de Janeiro, State of Rio de Janeiro, and other than Saturday or Sunday.
Late Payment Charges	In the event of unpunctuality in the payment of any amount due by the Company to the Debenture Holders pursuant to the Deed of Issue, in addition to the payment of the applicable Remuneration, calculated *pro rata temporis* from the Profitability Start Date of the respective series or the immediately preceding applicable Remuneration payment date, as the case may be, until the date of effective payment, on any and all amounts in arrears, regardless of notice, notification or judicial or extrajudicial interpellation, (i) default interest of 1% (one percent) per month, calculated *pro rata temporis* from the date of default until the date of effective payment; and (ii) a late payment fine of 2% (two percent) ("Default Charges").
Scheduled Renegotiation	There will be no scheduled renegotiation.
Bookkeeping Agent	The institution providing Debentures bookkeeping services is Itaú Corretora de Valores S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, part, CEP 04538-132, registered with the CNPJ/MF under No. 61.194.353/0001-64.
Liquidating Bank	The institution providing the services of the bank liquidating the Debentures will be Itaú Unibanco S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha 100, Torre Olavo Setúbal, CEP 04344-902, registered with the CNPJ/MF under No. 60.701.190/0001-04.
Dismemberment	The dismemberment of the Debentures will not be admitted, pursuant to article 59, item IX, of the Brazilian Corporation Law.
Optional Early Redemption	Pursuant to Resolution of the Central Bank of Brazil No. 4,751, of September 26, 2019, as amended ("CMN Resolution 4,751") or otherwise, (if permitted by the rules issued by the CMN and by the applicable laws and regulations), provided that (i) after the weighted average term of the payments elapsed between the Issue Date and the date of the effective optional early redemption exceeds four (4) years, pursuant to item I, of article 1, of CMN Resolution 4,751, or as of May 15, 2029 (inclusive), provided that it is legally permitted, pursuant to article 1, paragraph 1, item II of Law No. 12,431, of the CMN regulation or other applicable legislation or regulation, whichever is greater; or, also, (ii) in the occurrence of a Tax Event (as defined in the Deed of Issue) and, in this case, provided that the period indicated in item I, of article 1 of CMN Resolution 4,751 or another period that may be authorized by the applicable laws or regulations has already elapsed, the Company may, regardless of any approval, carry out the early redemption of all the Debentures of any of the series (the partial redemption of the same is prohibited series), with the consequent cancellation of such Debentures, in accordance with the procedures set forth below ("Optional Early Redemption"). On the occasion of the Optional Early Redemption, the amount to be paid by the Company in relation to each of the Debentures will correspond to the amount indicated in item I or item II below, of the two (2), whichever is greater, subject to the provisions of item III, of article 1, of CMN Resolution 4,751: 1. Updated Unit Face Value of the series subject to the Optional Early Redemption, plus (a) the Remuneration of the series subject to the Optional Early Redemption, calculated *pro rata temporis* from the Start Date of the Profitability of the series subject to the Optional Early Redemption or the date of payment of the Remuneration of the series subject to the Optional Early Redemption immediately preceding it, as the case may be, inclusive, until the date of the effective Optional Early Redemption, exclusive; (b) the Default Charges, if any; and (c) any pecuniary obligations and other accruals related to the Debentures of the series subject to the Optional Early Redemption; or I. present value of the remaining installments of the amortization payment of the Updated Unit Face Value of the series subject to the Optional Early Redemption, plus (a) the Remuneration of the series subject to the Optional Early Redemption, as the case may be, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with *duration* closer to the *duration* remaining of the Debentures of the series subject to the Optional Early Redemption on the date of the Optional Early Redemption of the Debentures of the series subject to the Optional Early Redemption, using the indicative price published by ANBIMA on its page on the world wide web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Optional Early Redemption, exponentially increased by a rate of (i) -0.70% (seventy hundredths of a percent negative) per year for the First Series Debentures, (ii) -0.70% (negative seventy hundredths percent) per year for the Second Series Debentures, and (iii) -0.67% (sixty-seven hundredths percent negative) per year for the Third Series Debentures, calculated according to the formula provided for in the Deed of Issue, (b) the Default Charges, if any; and (c) any pecuniary obligations and other accruals related to the Debentures of the series subject to the Optional Early Redemption, as the case may be.

Optional Extraordinary Amortization	Pursuant to CMN Resolution 4,751 or otherwise, (if permitted by the rules issued by the CMN and by the applicable laws and regulations), provided that (i) after the weighted average term of payments elapsed between the Issue Date and the date of the effective optional extraordinary amortization exceeds four (4) years, pursuant to item I, of article 1, of CMN Resolution 4,751, or as of May 15, 2029 (inclusive), and provided that legally permitted, pursuant to article 1, paragraph 1, item II of Law 12,431, of the CMN regulation or other applicable legislation or regulation, whichever is greater; or, also, (ii) in the occurrence of a Tax Event and, in this case, provided that the period indicated in item I of article 1 of CMN Resolution 4,751 or another period that may be authorized by the applicable laws or regulations has already elapsed, the Company may, at its sole discretion, make extraordinary amortizations on the Updated Unit Face Value of all Debentures of any of the series, in accordance with the procedures set forth below ("Optional Extraordinary Amortization"). On the occasion of the Optional Extraordinary Amortization, the amount to be paid by the Company in relation to each of the Debentures will correspond to the amount indicated in item I or item II below, of the two (2), whichever is greater, also observing the provisions of item III, of article 1, of CMN Resolution 4,751: I. portion of the Updated Unit Face Value of the series subject to the Optional Extraordinary Amortization, limited to ninety-eight percent (98%) of the Updated Unit Face Value of the Debentures of the series subject to the Optional Extraordinary Amortization, plus (a) the Remuneration of the series subject to the Optional Extraordinary Amortization, calculated *pro rata temporis* from the Start Date of the Profitability of the series subject to the Optional Extraordinary Amortization or the date of payment of the Remuneration of the series subject to the immediately preceding Extraordinary Amortization, as the case may be, inclusive, until the date of the effective Optional Extraordinary Amortization of the Debentures of the series subject to the Optional Extraordinary Amortization, exclusive, levied on the portion of the Updated Unit Face Value of the Debentures of the series object of the Optional Extraordinary Amortization to be amortized; (b) the Default Charges, if any; and (c) any pecuniary obligations and other accruals related to the Debentures of the series subject to the Optional Extraordinary Amortization; or II. portion of the present value of the remaining installments of payment of amortization of the Updated Unit Face Value of the Debentures of the respective series subject to the Optional Extraordinary Amortization to be amortized, limited to ninety-eight percent (98%) of the balance of the Updated Unit Face Value of the Debentures of the series subject to the Optional Extraordinary Amortization, plus (a) the Remuneration of the series subject to the Optional Extraordinary Amortization, levied on the portion of the Updated Unit Face Value of the Debentures of the series subject to the Optional Extraordinary Amortization to be amortized, as the case may be, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with *duration* closer to the remaining *duration* of the Debentures of the series subject to the Optional Extraordinary Amortization on the date of the Optional Extraordinary Amortization of the Debentures of the series object of the Optional Extraordinary Amortization, using the indicative quotation published by ANBIMA on its page on the world wide web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of the Optional Extraordinary Amortization, exponentially increased by a rate of (i) -0.70% (negative seventy hundredths percent) per year for the First Series Debentures, (ii) -0.70% (negative seventy hundredths percent) per year for the Debentures of the Second Series, and (iii) -0.67% (negative sixty-seven hundredths of a percent) per year for the Debentures of the Third Series, calculated according to the formula provided for in the Deed of Issue, (b) of the Default Charges, if any; and (c) any pecuniary obligations and other accruals related to the Debentures of the series subject to the Optional Extraordinary Amortization, as the case may be.
Optional Early Redemption Offer	Without prejudice to the possibility of Optional Early Redemption, pursuant to CMN Resolution 4,751 or otherwise, provided that it is permitted by the rules issued by the CMN and by the applicable laws and regulations, the Company may, at its sole discretion, carry out, at any time, an optional offer of early redemption, in whole or in part, of the Debentures, in general or by series, as defined by the Company, with the consequent cancellation of such Debentures, which will be addressed to all Debenture Holders, in general or by series, as defined by the Company, without distinction, ensuring equal conditions to all Debenture Holders, in general or by series, as defined by the Company, to accept the early redemption of the Debentures of which they are holders, in accordance with the terms and conditions set forth in the Deed of Issue, provided that the period indicated in item I of article 1 of CMN Resolution 4,751 or another that may be authorized by the applicable legislation or regulation ("Optional Early Redemption Offer") has already elapsed).
Optional Acquisition	The Company and/or its related parties may, as of May 15, 2027, pursuant to article 1, paragraph 1, item II, combined with article 2, paragraph 1, of Law 12,431, or before such date,

	provided that it is legally permitted, pursuant to Law 12,431, CMN regulations or other applicable laws or regulations, acquire Debentures, provided that, as applicable, they comply with the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, articles 14 to 19 of CVM Resolution No. 77, of March 29, 2022, as amended, article 86, item IV, of CVM Resolution 160 and other applicable regulations of the CVM and CMN. The Debentures acquired by the Company may, at the Company's discretion, be canceled, in the manner to be regulated by the CMN, in accordance with the provisions of Article 1, paragraph 1, item II, combined with Article 2, paragraph 1, of Law 12,431, remain in treasury or be placed back on the market. The Debentures acquired by the Company to be held in treasury under the terms of the Deed of Issue, if and when relocated to the market, will be entitled to the same Compensation applicable to the other Debentures.
Trustee	The Fiduciary Agent of the Debentures will be Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.
Coordinator	The following Coordinators will be hired for the Offering: Itaú BBA Assessoria Financeira S.A., as Lead Coordinator, XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., UBS BB Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., BTG Pactual Investment Banking Ltda. and Banco Santander (Brasil) S.A.
Rating Agency	S&P, Moody's or Fitch Ratings, at the Company discretion.
Early Maturity	The Fiduciary Agent shall declare in advance the obligations arising from the Debentures, and demand the immediate payment, by the Company, of the Updated Unit Face Value of the Debentures, plus the Remuneration of the respective series, calculated *pro rata temporis* from the Profitability Start Date or the immediately preceding Remuneration payment date, as the case may be, until the date of effective payment, without prejudice, when applicable, to the Default Charges, in the occurrence of any of the events provided for by law and/or any of the events described in the Deed of Issue (each event, a "Default Event").
Other Terms and Conditions	The other characteristics and conditions of the Debentures will be dealt with in detail in the Deed of Issue.

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PROTOCOLO DE ASSINATURA(S)

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Código para verificação: F6D8-8747-2277-EDDE

Hash do Documento

C60C90AEB344710248AE6FA8AD8E8B073360BF200FBD6CBB27FE722A783A9ED2

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 22/05/2025 é(são) :

☑ Luiz Gustavo Garioli Gouvea (Signatário - Secretaria de Govern Corp) - 004.862.987-10 em 22/05/2025 18:32 UTC-03:00

Tipo: Assinatura Eletrônica

Evidências

Client Timestamp Thu May 22 2025 18:32:40 GMT-0300 (Horário Padrão de Brasília)

Geolocation Latitude: -23.012137075965526 Longitude: -43.32111784966485 Accuracy: 149

IP 177.142.208.128

Identificação: Por email: luiz.gustavo.gouvea@vale.com

Hash Evidências:

6ADDA232EDDD92130D5EA0FCC0FAE2A711FB67DB56D39C095DA3E58BD9362C84